Bingham McCutchen LLP
One Federal Street
Boston, MA 02110

April 22, 2013

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Aquila Municipal Trust (File Nos. 33-01857; 811-04503)
Preliminary Proxy Statement

Ladies and Gentlemen:

On behalf of our client, Aquila Municipal Trust (the “Registrant”), a Massachusetts business trust, we enclose herewith pursuant to Rule 20a-1 under the Investment Company Act of 1940, as amended, and Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), a preliminary copy of the notice of special meeting, proxy statement and form of proxy to be used in connection with and the special meeting of shareholders of Tax-Free Trust of Arizona (the “Fund”), a series of the Registrant, to be held on July 24, 2013.

The purpose of the meeting to which the enclosed materials relate is to solicit shareholder approval of the following proposals:

(i)	to elect Trustees of the Fund;
(ii)	to ratify the selection of the Fund’s independent registered public accounting firm;
(iii)	to approve an amended and restated declaration of trust; and
(iv)	to approve changes to the Fund’s fundamental investment policies

Pursuant to Rule 14a-6(d) under the 1934 Act, definitive copies of the enclosed materials filed pursuant to Rule 14a-6(a) are intended to be first given or sent to shareholders on or about May 3, 2013.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any comments or questions relating to the filing.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz